SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson issues trading update

Paris, 10 July, 2008 – Thomson (Euronext Paris: 18453; NYSE: TMS) announces that revenues for the second quarter of 2008 are expected to show a year-on-year decline at constant currency in the range of 5-6%, slightly better than the previously announced guidance of a 6-8% decline.

The seasonal increase in net debt during the first half is expected to be lower than during the first half of last year, reflecting the Group’s satisfactory cashflow performance in the half. The second half of the year is traditionally Thomson’s stronger cash generation period.

The Group has continued to progress its cost reduction and simplification measures. The decision to exit the Silicon Solutions business unit has been implemented. The business will be treated as a discontinued operation as at 30 June 2008, contributing to a Group net loss for the first half of 2008 which is expected to be around €220 million (of which a loss of approaching €100 million will relate to all discontinued operations).

As a result, Thomson is re-confirming today that as at 30 June it expects to meet the terms of the financial covenants contained in its outstanding privately placed debt instruments, both in terms of the debt/equity ratio and interest cover. As expected, covenant headroom as at 30 June 2008 will be lower than at 31 December 2007. The Group is confident it will rebuild covenant headroom going forward.

Recent months have also brought a number of important wins with high profile customers that will generate future revenues, including the extension of the relationships with Comcast and NBC Universal announced over the last few days. These wins underline the strong positions of each of the Group's businesses in their respective markets.

The Group's results for the first half of 2008 will be reported in full on 24 July 2008.

******

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson: the worldwide leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos. We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property. At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations Thomson
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

PRESS RELEASE

Thomson Signs Purchase Agreement with Comcast for Digital-to-Analog Adapters

Paris (France), Los Angeles (USA)  – July 7th, 2008 -  Thomson (Euronext Paris: 18453; NYSE: TMS), the worldwide leader in video solutions, today announced that it has entered into a purchase agreement with Comcast, the leading provider of cable, entertainment and communications products and services in the U.S., to be a supplier of digital-to-analog (DTA) adapters.

The DTA adapter is a one-way device that enables cable operators to move quickly and cost-efficiently to all-digital infrastructures by delivering digital-quality video and audio service to existing analog cable customers. In addition, following the February 17, 2009 broadcast digital transition, cable operators will provide analog, standard- and high-definition digital broadcast signals to their customers. The DTA adapter is one of the ways cable providers will be able to deliver analog and standard-definition broadcast signals following that transition.

“Thomson is pleased to enter the U.S. cable video market and expand our relationship with Comcast by becoming a supplier of DTA adapters,” said Frederic Kurkjian, Vice President Video Premises Systems for Thomson’s Systems Division. “The experience on this project will be invaluable for us as the world prepares to follow suit and migrate from analog to digital.”

Thomson is the worldwide leader in units for the supply of digital Pay TV set top boxes  as reported by industry analysts IMS Research in Nov 20071 and in residential broadband gateways according to the last quarterly report entitled the Worldwide Broadband CPE Market published by Infonetics Research in Jan 2008.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos. We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property. At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Brenda Clery	+ 33 1 41 86 54 81	Brenda.clery@thomson.net
Claudine Cécille	+33 1 41 86 6744	claudine.cecille@thomson.net
Investor Relations
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

1The Worldwide Market for Digital Set-Top Boxes and iDTV”, Nov. 2007, P. 568

Thomson Chosen to Manage International

Broadcast Network Distribution Services for NBC Universal

Thomson Expands Presence in US with

Broadcast Distribution Center in Denver, Colorado

PARIS, France & BURBANK, CA - July 2, 2008 – Thomson (Euronext 18453; NYSE: TMS) – the worldwide leader in video solutions for the Communication, Media & Entertainment (CME) industries – today announced that its Technicolor Services division has completed a long term agreement for Technicolor to provide NBC Universal with international broadcast distribution and media management services. Additionally, Technicolor has acquired NBC Universal’s broadcast distribution center in Denver, Colorado.

As the leading global provider of managed services for the CME industries, the Technicolor Services division delivers best-in-class managed services with operational excellence in content creation, management and distribution.

Under the terms of the long term service agreement, Technicolor will manage the preparation and international distribution of a total of 31 NBC Universal channels, of which 19 will be managed from the Denver facility and the balance managed from existing Technicolor facilities in London, Paris and Singapore, with the expectation for significant growth tied to the global expansion of NBC Universal’s Global Networks.

In total, Technicolor will manage the preparation and distribution of 23 channels out of the Denver facility, the 19 Hallmark International channels owned by NBC Universal throughout Europe, Asia and Latin America, the two East and West coast channels of the Hallmark Channel in the US owned and operated by Crown Media Holdings, Inc., and the two Altitude Sports Network channels, a regional cable TV sports network operated by KSE Media Ventures LLC.

This transaction marks Technicolor’s first broadcast facility in the United States, and provides Technicolor with an excellent base for continued growth and customer penetration throughout North and South America.  In addition, this enhances its ability to deliver global managed services for the preparation, management, and broadcast distribution of multiple forms of content for a wide range of new and existing customers, including media companies, content owners, and channel operators. It also marks the expansion of a successful long term relationship with NBC Universal in Europe and Asia.

"We look forward to drawing on the combined expertise of Thomson and the experienced team in Denver," said Ian Trombley, NBC Universal Executive Vice President for Media Distribution Services.  "This expanded relationship will play a significant part in supporting NBC Universal Global Networks' international growth plans for programming and channels."

“We are proud to continue our successful partnership with NBC Universal,” said Lanny Raimondo, senior executive vice president of Thomson’s Technicolor Services division. “By providing industry-leading broadcast management and distribution services, we’re pleased to successfully support NBC Universal and its strategic initiatives.”

“NBC Universal’s impressive broadcast facility in Denver represents a major step forward in the global strategy and expansion for Technicolor in North America,” said Bill Patrizio, president, of Technicolor Network Services. “Technicolor is committed to offering world class services to the media and broadcast markets and is a leader in enabling the digital transformation required in a progressively convergent world. Additionally, to be chosen as a preferred partner for broadcast distribution managed services for NBC Universal worldwide further demonstrates our strength and capabilities in the global broadcast market.”

These agreements represent a significant extension of Technicolor’s world class capabilities in live broadcasting, media management, and supporting expertise in digital media workflows and systems integration. Technicolor offers its customers a worldwide resource to manage its broadcast operations including facilities located in the UK, the Netherlands, France, Japan and Singapore. Today, the company operates 23 facilities that deliver 320 feeds and over 2.5 million hours of programming around the world for leading CME organizations such as ITV, BBC Worldwide, Canal+, M6, NBC Universal, TV5 Monde, The Walt Disney Company, MTV, Orange and Netherlands Public Broadcasting.

# # #

About Thomson: the worldwide leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos. We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property. At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net

About NBC Universal:

NBC Universal is one of the world's leading media and entertainment companies in the development, production, and marketing of entertainment, news, and information to a global audience. Formed in May 2004 through the combining of NBC and Vivendi Universal Entertainment, NBC Universal owns and operates a valuable portfolio of news and entertainment networks, a premier motion picture company, significant television production operations, a leading television stations group, and world-renowned theme parks. NBC Universal is 80% owned by General Electric and 20% owned by Vivendi.

Press Relations Thomson
Season Skuro (U.S.)	+1 818 260 4528	season.skuro@thomson.net
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net

Press Relations NBC Universal
Julie Summersgill (U.S)	+1 212 664 2512	julie.summersgill@nbcuni.com

Investor Relations Thomson
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

PRESS RELEASE

France's La Chaîne Parlementaire-Assemblée nationale channel selects Thomson to create news production system

Paris – 30 June 2008 – Thomson (Euronext: 18453; NYSE: TMS) – the worldwide leader in video solutions for the Communication, Media & Entertainment (CME) industries –  today announced that Technicolor, its Services division, has won a bid to design, build and maintain the news production system for La Chaîne Parlementaire – Assemblée nationale (LCP-AN), the French Parliament TV channel.

The six-year contract covers the design and creation of a news production system for LCP - Assemblée nationale, as well as system maintenance and training for the channel's operating teams and journalists.

The project will be managed by Technicolor Network Services France, part of Thomson's Services division, with the support of the Systems division which is responsible for system integration. Through its Technicolor Network Services business, the Services division provides broadcasting services for television channels and telecoms operators around the world.

LCP - Assemblée nationale is a public service broadcaster whose role is to inform and educate citizens about public life through parliamentary, educational and civic programmes. LCP - Assemblée nationale is broadcast in France via digital terrestrial TV (DTT), cable, satellite and ADSL. The channel offers live and pre-recorded broadcasts of parliamentary debates in the Assemblée nationale, a live daily news roundup and weekly and monthly magazine programmes.

The new production, postproduction and programme-making platform is expected to be operational in September 2008. Thomson will provide advance training for journalists and operations teams to ensure a seamless transition from the existing production system to the new platform provided by Thomson. The system will be installed over the summer, during the parliamentary recess. Installation, integration, and training of the news and studio production system at LCP-AN will be completed in a short time frame thanks to Thomson's unique, end-to-end Services and Systems Integration support and coordination.

"We are delighted to work with Chairman and CEO Richard Michel and his team at LCP-AN, a major DTT channel with a very innovative editorial and technical approach. This agreement is testimony to our strength in complex project management and to our expertise in the implementation of ground-breaking systems for media groups" said Ronan Lunven, president of Technicolor Network Services France.

This agreement represent a significant extension of Technicolor’s world class capabilities in live broadcasting, media management, and supporting expertise in digital media workflows and systems integration. Technicolor offers its customers a worldwide resource to manage broadcast operations including facilities located in the UK, the Netherlands, France and Singapore. Today, Technicolor Network Services has more than 22 facilities that deliver 278 feeds around the world for blue-chip organizations such as ITV, BBC Worldwide, Canal+, M6, NBC Universal, TV5 Monde, The Walt Disney Company, MTV, Orange and Netherlands Public Broadcasting.

# # #

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos. We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property. At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net.

Press Relations - Thomson
Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Linda Balti (Europe)	+33 1 41 86 65 24	linda.balti@thomson.net
Season Skuro (North America)	+1 818 260 4528	season.skuro@thomson.net

Press Relations - LCP-AN
Virginie Nicolle	+33 1 40 63 90 87	vnicolle.lcp@assemblee-nationale.fr

Investor Relations Thomson
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

Thomson and NXP Semiconductors Finalize Agreement to Combine Can Tuner Activities

Paris, France, and Eindhoven, Netherlands June 27 2008 – Following the announcement of a Memorandum of Understanding (MOU) between NXP Semiconductors and Thomson (Euronext 18453; NYSE: TMS) on 14 February this year, the two companies today announced that they have signed a definitive agreement on the transaction to combine their can tuner module operations in a joint venture.

NXP will have a 55 percent holding in the new venture and Thomson the remaining 45 percent. In 2007, these operations have posted combined sales of over approximately USD 250 million (EUR 160 million approx.)

The new organization will comprise approximately 4,000 employees, the majority of these being staff from NXP and Thomson manufacturing operations in Indonesia.  The CEO of the joint venture will be an NXP designate, Pieter Paumen, and Thomson will assign the CFO – Philippe Nau.

“Moving our can tuner business into a JV reiterates NXP’s commitment to ensure our operations are best placed to succeed.  The new company will have the scale and leadership position to win in the can tuner market and to develop new RF technologies, while NXP will focus its Home Business Unit on Digital TV, Set Top Box, PC TV and silicon tuner activities,” said Christos Lagomichos, EVP and General Manager of NXP’s Home Business Unit.

Julian Waldron, CEO of Thomson, commented: “We are pleased to have reached a definitive agreement with NXP on the creation of this joint venture, which we believe will facilitate the successful further development of our can tuner businesses.  This represents an initial step towards the simplification of Thomson’s business portfolio to allow us to focus on developing our position as worldwide leader in video solutions.”

NXP and Thomson expect that the transaction will close in the third quarter of 2008, subject to closing conditions, including regulatory approvals.

***

About Thomson — World leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos. We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property. At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net.

Forward-looking statements – Thomson

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About NXP Semiconductors

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

Forward-looking statements – NXP

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain of the plans and objectives of NXP with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Press Relations NXP
Lieke de Jong –Tops	+31 40 2725202	lieke.de.jong-tops@nxp.com

Investor Relations NXP
Jan Maarten Ingen Housz	+31 40 27 28685	janmaarten.ingen.housz@nxp.com

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net

Investor Relations Thomson
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer